082-00145

RECEIVED

2008 MAR 11 A 7:43

CORPORATE FI...

PROCESSED

MAR 1 2 2008

THOMSON
FINANCIAL

SUPPL

08001113

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2007

1

VELCRO INDUSTRIES N.V.

dlw 3/11

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2008 were $68,738,000, which was an increase of 2% over 2007. Operating profit for the quarter was $3,871,000, a 32% decrease from the comparable period last year.

In spite of worldwide economic uncertainties, the Company realized modest sales growth during the first quarter. The decline in operating profit was the result of several factors, including a continued downturn in the North American automotive business and unfavorable currency fluctuations.

As more fully explained in Note 4, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock. This tender offer expired on November 1, 2007, at which time the Company repurchased 2,594,375 shares.

Investment income totaled $5,051,000 for the first quarter of fiscal year 2008, up from $3,895,000 in 2007. This increase resulted from realized capital gains on sales of marketable securities in the investment portfolio.

The above factors resulted in net earnings of $6,919,000 ($.24 per share) for the first quarter, a decrease of 13% from the corresponding period for 2007.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At December 31, 2007

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Non Current Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
PARENT SHAREHOLDERS' EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

At the Annual General Meeting of Shareholders held on February 13, 2008, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Wil de Hollander, Derek R Gray, A. John Holton, Rodney C. Howkins and Pauwla van Sambeek-Ronde.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman
Wil de Hollander	Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 14, 2008

Dec. 31, 2007 US$'000	Sept. 30, 2007 US$'000
144,539	146,786
(60,605)	(57,824)
83,934	88,962
239,872	296,435
(3,926)	(3,872)
319,880	381,525
382,238	388,590
(62,358)	(7,065)
319,880	381,525

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT
Three Months Ended December 31, 2007

Sales
Operating Expenses
Operating Profit
Interest Income
Interest Expense
Investment Income:
  Interest Income
  Other Investment Income
Profit before Income Taxes
Income Tax Expense
Profit for the Period Attributable to the Equity Holders of the Company

Average Number of Shares Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED CASH FLOW STATEMENT
Three Months Ended December 31, 2007

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Effect of Exchange Rate Fluctuations on Cash Held
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Dec. 31 2007 US$'000	Dec. 31 2006 US$'000
68,738	67,671
(64,867)	(62,007)
3,871	5,664
250	126
(163)	(33)
3,266	3,246
1,785	649
9,009	9,652
2,090	1,711
6,919	7,941
28,468,082	30,040,490
.24	.26
.32	.32

Dec. 31 2007 US$'000	Dec. 31 2006 US$'000
2,263	3,999
53,043	(5,717)
(52,108)	5,668
3,198	3,950
42,180	20,684
164	223
45,542	24,857

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY
Three Months Ended December 31, 2007

	Capital Stock US$'000
Balance at October 1, 2006	20,389
Net increase in fair value of marketable securities	
Net gains on sales of marketable securities	
Foreign exchange translation differences	
Amounts recognized directly in equity	
Profit for the year attributable to the equity holders of the Company	
Profit for the year and amounts recognized directly in equity	
Dividends declared	
Balance at December 31, 2006	20,389

	Capital Stock US$'000
Balance at October 1, 2007	20,389
Net decrease in fair value of marketable securities	
Net gains on sales of marketable securities	
Repurchase of shares	
Foreign exchange translation differences	
Amounts recognized directly in equity	
Profit for the period attributable to the equity holders of the Company	
Profit for the period and amounts recognized directly in equity	
Dividends declared	
Balance at December 31, 2007	20,389

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Capital in Excess of Nominal Value US$`000	Retained Earnings US$`000	Revaluation Reserve US$`000	Cumulative Translation Adjustment US$`000	Treasury Stock US$`000	Total US$`000
2,901	300,626	18,743	10,936	(7,065)	346,530
		6,051			6,051
		(593)			(593)
			1,253		1,253
		5,458	1,253		6,711
	7,941				7,941
	7,941	5,458	1,253		14,652
	(9,613)				(9,613)
2,901	298,954	24,201	12,189	(7,065)	351,569

Capital in Excess of Nominal Value US$`000	Retained Earnings US$`000	Revaluation Reserve US$`000	Cumulative Translation Adjustment US$`000	Treasury Stock US$`000	Total US$`000
2,901	324,408	23,622	17,270	(7,065)	381,525
		(3,931)			(3,931)
		(1,756)			(1,756)
				(55,293)	(55,293)
			1,199		1,199
		(5,687)	1,199	(55,293)	(59,781)
	6,919				6,919
	6,919	(5,687)	1,199	(55,293)	(52,862)
	(8,783)				(8,783)
2,901	322,544	17,935	18,469	(62,358)	319,880

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2007, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of US$0.32 per common share payable on February 15, 2008 to shareholders of record as of January 15, 2008 has been recorded as a liability as of December 31, 2007.

3. Taxes

As noted in the 2007 Annual Report, the Canadian tax authorities issued withholding tax assessments totaling approximately US$11.9 million for the years 1995 through 2004. The Canadian subsidiary paid these assessments and filed appeals with the Canadian Tax Authorities.

	For the Three Months Ended December 31, 2007		
	Manufacturing & Sales	Investments	Consolidation
	US$'000	US$'000	US$'000
Segment Revenue:			
External sales	68,738		68,738
Investment income		5,051	5,051
Segment Results	4,187	4,985	9,172

4. Repurchase of Shares

As noted in the 2007 Annual Report, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock at a purchase price of US$21.00 per share. This offer expired on November 5, 2007. Upon expiration of this offer, 2,594,375 shares were validly tendered, all of which were repurchased by the Company for a total purchase price of approximately US$55.3 million, which included costs directly attributable to the tender offer. Cohere Limited did not tender any shares pursuant to the offer.

5. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Three Months Ended December 31, 2006		
Manufacturing & Sales	Investments	Consolidation
US$'000	US$'000	US$'000
67,671		67,671
	3,895	3,895
5,873	3,812	9,685

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VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA

END